Form 40-F/A
period 2008-12-31
Thompson Creek Metals CO Inc.
filed 2009-09-08
CIK 1415020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33783

Thompson Creek Metals Company Inc.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

This Amendment No. 1 to Form 40-F for the year ended December 31, 2008 for Thompson Creek Metals Company Inc. (“Thompson Creek”) is being filed to attach the Management’s Discussion and Analysis as Exhibit 99.2 and the Annual Financial Statements as Exhibit 99.3. The Management’s Discussion and Analysis and the Annual Financial Statements have not been altered in any way. Thompson Creek has also included a table containing the contractual obligations as of December 31, 2008 and provided the consents of Pierre Pelletier in Exhibit 99.9 and Rescan Environmental Services Inc. in Exhibit 99.12.  Thompson Creek's auditors have provided a new consent in Exhibit 99.6.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of contractual obligations as of December 31, 2008 (unaudited).

	Payments Due by Period
		Less Than	1-3	4-5	More Than
(amounts in millions)	Total	1 Year	Years	Years	5 Years

Debt (1)	$17.3	$5.6	$9.1	$2.6	$–
Operating leases	5.1	1.6	3.0	0.5	–
Asset retirement obligations (2)	49.0	0.2	1.4	0.5	46.9
Purchase obligations (3)	40.0	22.0	18.0	–	–
Other (4)	14.5	1.8	12.7	–	–
	$125.9	$31.2	$44.2	$3.6	$46.9

(1)	Amounts represent principal payments on fixed and variable rate equipment loans. Interest expense has not been included. See Note 9 to the Consolidated Financial Statements for more information.

(2)

Mining operations are subject to extensive environmental regulations in the jurisdictions in which they operate. Pursuant to environmental regulations, we are required to close our operations and reclaim and remediate the lands that operations have disturbed. The estimated undiscounted cash outflows of these remediation and reclamation obligations are reflected here. For more information regarding asset retirement obligations, see Note 11 to the Consolidated Financial Statements.

(3)

Purchase obligations are not recorded in the Consolidated Financial Statements. Purchase obligations represent the contractual obligations for the Endako mill expansion project. See Note 15 to the Consolidated Financial Statements for more information.

(4)

Other contractual obligations include labor and service contracts. See Note 10 to the Consolidated Financial Statements for more information. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions. See Note 8 to the Consolidated Financial Statements for more information.

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2008
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants
99.7*	Consent of William E. Roscoe
99.8*	Consent of John T. Postle
99.9	Consent of Pierre C. Pelletier
99.10*	Consent of Ken Collison
99.11*	Consent of Greg Mosher
99.12	Consent of Rescan Environmental Services Ltd.
99.13*	Consent of Scott Wilson Roscoe Postle Associates Inc.
99.14*	Consent of Wardrop Engineering Inc.

_____________________________

* previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THOMPSON CREEK METALS COMPANY INC.

By: /s/ Kevin Loughrey
Name:	Kevin Loughrey
Title:	Chairman and Chief Executive Officer

Date: September 8, 2009